SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(AMENDMENT NO. 5)

DIGEX, INCORPORATED

(Name of Subject Company)

DIGEX, INCORPORATED

(Name of Person(s) Filing Statement)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

253756 10 0

(CUSIP Number of Class of Securities)

Bruce F. Metge

General Counsel

14400 Sweitzer Lane

Laurel, Maryland 20707

(240) 264-2000

With Copies to:

James J. Clark, Esq.

Susanna M. Suh, Esq.

Cahill Gordon & Reindel LLP

80 Pine Street

New York, New York 10005

(212) 701-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

This Amendment No. 5 (this “Amendment”) amends and/or supplements the Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2003, as amended and/or supplemented by Amendment No. 1 filed with the Commission on September 23, 2003, by Amendment No.2 filed with the Commission on October 6, 2003, by Amendment No. 3 filed with the Commission on October 14, 2003 and by Amendment No. 4 filed with the Commission on October 20, 2003 (as amended and/or supplemented, the “Schedule 14D-9”), by Digex, Incorporated, a Delaware corporation (“Digex”). The Schedule 14D-9, along with this Amendment, relates to the Offer (as defined below) by WorldCom, Inc., a Georgia corporation (“MCI”), to purchase all of the outstanding shares of Class A common stock, par value $.01 per share (the “Class A Common Stock”), of Digex at a price of $0.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2003, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all Items of this Amendment except as set forth below. In addition, the information in Items 1 through 9 of the Schedule 14D-9 are incorporated herein by reference with respect to Items 1 through 9 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule 14D-9 is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

For the purpose of this Amendment, all reference to the Offer to Purchase that are expressly set forth in this Amendment or incorporated herein by reference from other documents specifically refer to the Offer to Purchase dated August 27, 2003, as amended, unless otherwise stated herein.

All information in the Schedule 14D-9, along with this Amendment, or incorporated by reference in the Schedule 14D-9, along with this Amendment, concerning MCI or its affiliates, or actions or events with respect to any of them, was provided by MCI or has been taken from or based upon publicly available documents and records on file with the Securities and Exchange Commission and other public sources. Information contained in the Schedule 14D-9, along with this Amendment, with respect to Digex has been provided by Digex.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

On October 24, 2003, MCI announced that David J. Greene & Company LLC and JMB Capital Partners, L.P., stockholders of Digex, have entered into agreements to tender all of the shares of Class A Common Stock of Digex owned by them into the Offer. Collectively, David J. Greene & Company and JMB Capital own an aggregate of 7,199,859 shares of Class A Common Stock. The tender of the shares of Class A Common Stock by the stockholders is conditioned upon MCI increasing the offer price to $1.00 per share from the current offer price of $0.80 per share, a 25 percent increase. Approval of the U.S. Bankruptcy Court for the Southern District of New York is required for MCI to increase the offer price. MCI will promptly file a motion with the Bankruptcy Court seeking approval for the payment of the increased offer price. The text of a press release issued by MCI on October 24, 2003 announcing the execution of the tender agreements is attached hereto as Exhibit (a)(6) and is incorporated herein by reference.

ITEM 9.	EXHIBITS.

(a)(6) Text of press release issued by MCI on October 24, 2003 announcing the execution of the tender agreements.

(d)(1) Tender Agreement dated as of October 24, 2003 by and among WorldCom, Inc. and David J. Greene & Company LLC.

(d)(2) Tender Agreement dated as of October 24, 2003 by and among WorldCom, Inc. and JMB Capital Partners, L.P.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGEX, INCORPORATED

By:	/s/ GEORGE L. KERNS

Name George L. Kerns
Title: Chief Executive Officer

Dated: October 24, 2003

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(6)	Text of press release issued by MCI on October 24, 2003 announcing the execution of the tender agreements.

(d)(1)	Tender Agreement dated as of October 24, 2003 by and among WorldCom, Inc. and David J. Greene & Company LLC.

(d)(2)	Tender Agreement dated as of October 24, 2003 by and among WorldCom, Inc. and JMB Capital Partners, L.P.